ArcelorMittal announces acquisition of Bayou Steel

Luxembourg/Chicago, 16 June 2008 – ArcelorMittal, the world's largest and most global steel company, today announced that it has signed an agreement to acquire Bayou Steel, a producer of structural steel products with facilities in LaPlace, Louisiana, and Harriman, Tennessee, for US$475 million. The transaction is subject to regulatory approval.

Bayou Steel is an independent producer of medium and light structural steel and bar size products. The Louisiana facility produces billets, equal leg angles, unequal leg angles, flats, channels, standard beams and wide flange beams. The Tennessee rolling mill produces merchant bar shapes, including angles, channels, flats, rounds, and squares, as well as rebar. Through its Mississippi River Recycling division, Bayou Steel operates an automobile shredder at the LaPlace facility, as well as barge wrecking and full-service scrap yards at LaPlace and its facility in Harvey, Louisiana. The company also has a deep water dock and distribution network, including four stocking locations in the United States. Total prime finished product shipments for fiscal year 2007 were about 510,000 tons which generated revenues of approximately $US 331 million. The company employs 630 people.

Commenting, Jos Jacqué, CEO of ArcelorMittal Long Carbon North America, said: "We are excited by the opportunity that this acquisition represents as it further strengthens our long product portfolio, customer base and distribution network in North America. We look forward to welcoming our new colleagues and to capture the synergies generated by integrating these operations into the ArcelorMittal group."